

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2013

Via E-mail
Elena Shmarihina
President, Chief Executive Officer
Halton Universal Brands Inc.
7473 W. Lake Mead Boulevard
Suite 100
Las Vegas, NV 89128

>   **Re: Halton Universal Brands Inc.**
>   **Registration Statement on Form S-1**
>   **Filed November 7, 2013**
>   **File No. 333-192156**

Dear Ms. Shmarihina:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and

pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3.　Please provide the dealer prospectus delivery obligation disclosure required by Item 502(b) of Regulation S-K.

Prospectus Cover Page

4.　We refer to your statement on page 4 that your directors may have significant influence in determining the outcome of any change of control transaction. Please include an affirmative statement, if true, that you have no present plans to be acquired or to merge with another company, nor does the Company, nor any of its shareholders, have plans to enter into a change of control or similar transaction.

5.　Please limit your cover page to one page as required by Item 501(b) of Regulation S-K.

Risk Factors, page 7

6.　Please include a risk factor to discuss, if true, that Ms. Shmarihina and Mr. Averchenko have no experience running a public company.

7.　It appears from the disclosure in the registration statement that Ms. Shmarihina and Mr. Averchenko, your sole officers and directors, are residents of Russia. Please provide a risk factor pertaining to the difficulty U.S. stockholders would face in effecting service of process against these individuals. This risk factor should address the risk U.S. stockholders face in:

- effecting service of process within the United States on Ms. Shmarihina and Mr. Averchenko;

- enforcing judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against Ms. Shmarihina and Mr. Averchenko;

- enforcing judgments of U.S. courts based on civil liability provisions of the U.S. federal securities laws in foreign courts against Ms. Shmarihina and Mr. Averchenko; and

- bringing an original action in foreign courts to enforce liabilities based on the U.S. federal securities laws against Ms. Shmarihina and Mr. Averchenko.

Alternatively, advise us as to why you believe such a risk factor is unnecessary.

Use of Proceeds, page 14

8.   Please tell us whether you intend to use proceeds to pay your directors and officers for past consulting services provided to the Company. We note your disclosure on page 29 concerning accounts payable to related parties.

9.   Please revise your disclosure to indicate the order of priority of your use of proceeds if only 50 percent of the offering amount is raised.

Results of Operations, page 19

10.   We note that you generate revenue from your consulting services. Please expand upon your disclosure to identify the specific consulting services that have generated revenues.

11.   We note your disclosure on page 20 that you recognized $16,500 in consulting fees for the nine months ended September 30, 2013 as general and administrative expenses. Please clarify what consulting services were provided and how this differs from the compensation of $6,400 paid.

12.   We note your disclosure on page 20 concerning consulting services provided by your current officers to the Company for the nine months ended September 30, 2013. We also note your disclosure on page F-11 that your former president provided consulting services to the Company in the amount of $5,000 for the nine months ended September 30, 2013. Please revise your disclosure to include the amount of consulting services provided to the Company by your former president for the same time period, or advise.

13.   Please explain why your sole officers and directors are compensated pursuant to consulting agreements.

14.   Please revise to provide additional detail about the revenues you have earned to date, including the number of clients you have worked with in each period, the type of work performed, the significant terms of the arrangements, and whether any one client or small group of clients generated a significant amount of your revenues.

Cash Flows from Operating Activities, page 22

15.   We note your disclosure that a major use of your operating cash was to fund payroll. We also note your disclosure on page 27, indicating that you paid no salaries, bonuses or benefits to your sole officers and directors. Please reconcile or advise.

Description of Our Business and Properties, page 23

16.   We note the different descriptions of your business on pages 4, 23, and 24. For example, we note that you disclose on page 24, but not elsewhere, that you focus on North

American food product manufacturers that are seeking market penetration in Eastern Europe. Please reconcile these descriptions to be consistent and to state clearly the specific services that your company provides.

17.   We note your discussion of Russia on pages 23-24. Please supplement this disclosure by explaining the extent of your expertise and experience in Russia. Also discuss the specific services that you will provide in Russia and whether your clients will be companies organized in the U.S. or in jurisdictions outside the U.S.

18.   Please revise your disclosure to describe any Russian government approvals necessary to conduct your business and the impact of any relevant regulations on your business. Alternatively, advise us as to why you believe such disclosure is unnecessary. Refer to Item 101(h)(4)(viii)-(ix) of Regulation S-K.

Plan of Operations, page 25

19.   We note that you plan to use a portion of your offering proceeds to develop a new service: product sampling consulting. Please expand your disclosure to explain the new service and to provide more detail concerning your anticipated expenses of $10,000 in connection with the new service. Further, please explain the difference, if any, between your product sampling consulting service and your e-sampling program.

20.   Please expand to discuss in greater detail the company's plan of operations for the next twelve months. Please provide details of your specific plan of operations, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please explain how the Company intends to meet each of the milestones if it cannot receive funding. Refer to Item 101(a)(2) of Regulation S-K.

Directors, Executive Officers and Control Persons, page 26

21.   Please revise your disclosure to state when Ms. Shmarihina became your President and Chief Executive Officer. Refer to Item 401(b) of Regulation S-K

22.   Please revise your disclosure to provide more detail concerning the principal business of Gourmet Food Consult, and the specific services that Ms. Shmarihina provides for it. In addition, please revise your disclosure to state the names of the companies that Ms. Shmarihina worked for as a sales and marketing manager. Refer to Item 401(e) of Regulation S-K.

23.   Please revise your disclosure to provide more detail concerning the principal business of OOO Phoenix Foods, and the specific services that Mr. Averchenko provides for it. In addition, please revise your disclosure to specify Mr. Averchenko's prior occupations and to clarify how he was instrumental in the introduction of various brands to the East-

Russian and Siberian-Russian market in the 1990s. Refer to Item 401(e) of Regulation S-K.

Executive Compensation, page 27

24.   Please revise this table and section to include disclosure concerning your former President and Chief Executive Officer in the Summary Compensation Table. Refer to Item 402(m)(2)(i) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 28

25.   We note that the table states that the group of all officers and directors consists of three persons. We also note that you have only two officers and directors. Please revise or advise.

Accounts Payable – Related Parties, page 29

26.   Please explain the amounts owed by the Company to its directors and officers in more detail by breaking-out the specific amounts owed, for unpaid consulting fees, cash advances, and expenses incurred on behalf of the Company. Also, for the amounts that represent loans to the company, please clarify the significant terms of the loans including interest and due dates.

Exhibit 3

27.   We note that you have only filed the addendum to your Articles of Incorporation as Exhibit 3. Please file the complete Articles of Incorporation with your next amendment.

Exhibit 23

28.   Please revise or explain to us why the Harrison Law, P.A. letterhead is placed on the signature line of the auditor's consent.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant at (202) 551-3693, or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Coy Garrison, Staff Attorney, at (202) 551-3466 or me at (202) 551-3404 with any other questions.

Sincerely,

/s/ Kristina Aberg

Kristina Aberg
Attorney-Advisor